Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filers SEC File No.: 001-38441

Date: April 25, 2025

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

SLB.N - Q1 2025 Schlumberger NV Earnings Call

EVENT DATE/TIME: APRIL 25, 2025 / 1:30PM GMT

OVERVIEW:

Company Summary

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

CORPORATE PARTICIPANTS

James McDonald Schlumberger NV - Senior Vice President of Investor Relations & Industry Affairs

Olivier Le Peuch Schlumberger NV - Chief Executive Officer, Director

Stephane Biguet Schlumberger NV - Chief Financial Officer and Executive Vice President

CONFERENCE CALL PARTICIPANTS

Dave Anderson Barclays Bank PLC - Analyst

Scott Gruber Citigroup Inc - Analyst

Arun Jayaram JPMorgan Chase & Co - Analyst

Neil Mehta Goldman Sachs Group, Inc - Analyst

Roger Read Wells Fargo Securities, LLC - Analyst

Stephen Gengaro Stifel Nicolaus and Company, Incorporated - Analyst

Dan Kutz Morgan Stanley - Analyst

Keith Mackey RBC Capital Markets - Analyst

PRESENTATION

Operator

Good morning. My name is Megan and I’ll be your conference operator today and would like to welcome everyone to the 1st quarter SLB earnings call. (Operator Instructions)

As a reminder, this call is being recorded. I will now turn the call over to James R. McDonald, Senior Vice President of Investor Relations and Industry Affairs. Please go ahead.

James McDonald - Schlumberger NV - Senior Vice President of Investor Relations & Industry Affairs

Thank you, Megan. Good morning, and welcome to the SLB first-quarter 2025 earnings conference call. Today’s call is being hosted from Houston, following our board meeting in the Middle East last week. Joining us on the call are Olivier Le Peuch, Chief Executive Officer; and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings which can be found on our website.

Our comments today also include non-GAAP Financial measures, additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our first quarter earnings press release, which is on our website.

Finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the party’s websites. With that, I will turn the call over to Olivier.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, James. Ladies and gentlemen, thank you for joining us on the call this morning. I’ll begin by discussing our first-quarter performance. Then I will provide updates on the evolving macro, and how we will manage our business in this uncertain environment.

Stephane will then provide more details on our financial performance, and we’ll open the line for questions. Let’s begin.

As you have seen in our earnings press release this morning, it has been a soft start of the year. In addition to the typical seasonal activity decline in the Northern Hemisphere and the absence of year-end products and software sales, upstream investments has remained constrained by the oversupplied oil markets.

This has been amplified over the past few weeks with additional economic uncertainty stemming from the acceleration of supply releases by OPEC plus and recent tariff announcements. Against this more challenging backdrop, I was proud to see our teams continue to deliver for our customers, and we finished the quarter by achieving further adjusted EBITDA margin expansion year on year.

Overall, across the business, first quarter revenues decreased by 3% year on year as our strong results in North America were more than offset by lower revenue in the international markets, attributed to a combination of lower drilling activity in Mexico and Saudi Arabia and a steep decline in Russia.

Excluding declines in these three countries, international revenue was steady year on year, and we achieved double digit growth in a number of markets, including the United Arab Emirates, North Africa, Kuwait, Argentina, and China, as well as a solid performance in Europe and Scandinavia. Altogether, this resulted in international rig count outperformance.

Turning to North America, we delivered positive results, driven by the offshore market, with higher sales of both digital and subsea production systems. We also continued growth momentum in our data center infrastructure solution business in this region. However, this growth was partially offset by lower drilling revenue in US land due to rig efficiency gains.

Next, let me discuss the performance of our divisions. In the Core, Production System continues to lead the way with steady revenue growth and further margin expansion. Customers continue to demonstrate strong demand for surface production systems, completions and artificial lift

This late-cycle business is becoming more profitable, with margins increasing by 197 basis points year on year, supported by a favorable activity mix, execution efficiency, and conversion of improved price backlog.

Specific to subsea, we remain constructive on the market outlook with a significant pipeline of projects planned over the next couple of years. I was pleased to see margins in this area expand materially compared to the same period last year as a result of strong execution and the realization of cost synergies within our OneSubsea joint venture.

In Reservoir Performance, revenue was slightly down year on year, and margins were significantly impacted by challenges on several new projects that resulted in start-up and operational cost overruns. We continue to see strong demand for unconventional stimulation in international markets, including the United Arab Emirates and Argentina. However, this was fully offset by lower evaluation and exploration activity as a result of lingering white space in deepwater.

In Well Construction, revenue declined year on year due to lower drilling activity across both North America and international markets. Despite this decline, I was pleased to see that one-third of our international geounits actually grew year on year in the first quarter.

In Digital & Integration, growth was entirely driven by Digital, where revenue grew 17% year on year as customers continue to embrace digital technologies and solutions. Customers are accelerating the adoption of digital and AI solutions to extract further efficiency and performance across the upstream lifecycle, both in planning and in operations across development and production. In the earnings press release, you can see several examples of customers adopting our digital solutions.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Finally, as an update on our progress beyond oil and gas, we continue to expand positive momentum in the low-carbon markets driven by our Capturi acquisition, as well as in our data center infrastructure business. Combined revenue from CCS, geothermal, critical minerals, and data center solutions is on pace to visibly exceed $1 billion in 2025. Overall, I’m proud of the performance our team delivered this quarter, and I want to thank the entire SLB team for their hard work and commitment to customer success.

Next, let me discuss the macro environment and how SLB is adapting accordingly. The industry is navigating global economic uncertainty stemming from the supply-demand imbalance and recent tariff announcements. In this environment, commodity prices are challenged, and until they stabilize, customers are likely to take a more cautious approach to near-term activity and discretionary spending.

Beginning with the supply-demand balance, we expect to see new supply enter the market as OPEC+ has announced plans to increase their production beginning in May. This comes at a time when the macroeconomic picture remains uncertain due to global trade concerns, which have the potential to result in lower liquid demand than originally expected for the year.

Taken together, these factors are resulting in an uncertain market backdrop. At this point, we expect global upstream investment to decline compared to 2024, with customer spending in the Middle East and Asia being more resilient than the other regions across the rest of the world.

Against this uncertain backdrop, we will remain focused on what we can control. We’ll continue to execute our strategy, deliver differentiated performance for our customers, carefully manage costs, and remain committed to returns to shareholders.

In the Core, we remain positive on the long-term fundamentals for both oil and gas, and we will continue to deepen our partnership with our customers throughout the life cycle of their assets. This includes an increased emphasis on the production and recovery market, where we expect to unlock new growth potential and long-term resilience through opportunities for technology deployment

In Digital, customers are investing in solutions to reduce cycle time, improve performance, and drive efficiency. And we continue to pursue opportunities in AI, cloud computing, and digital operations. Today, we are seeing the decoupling of digital investment from upstream spending, and this will increasingly represent a unique and exciting opportunity for our business.

In our business beyond oil and gas, we will continue to capitalize on low-carbon markets with our new energy offerings, particularly in carbon capture and geothermal, while harnessing adjacencies as we have demonstrated with a rapidly growing data center infrastructure solution business.

Let me quickly elaborate on our data center business. Over the past two years, we have engaged hyperscalers, whom we partner with in digital, to unlock new opportunities for our business through the development of data centers. This has resulted in a significant contract award for the provision of manufacturing services and modular cooling units, which we are currently fulfilling.

Based on our performance and unique capabilities, we are also gaining access to new opportunity pipelines. And we are expanding our technological offerings with low-carbon solutions to serve new potential customers. Overall, this is a very exciting and fast-growing market, driven by AI demand and we expected it to contribute to our diversified exposure beyond oil and gas in the coming years.

Beyond our operational performance, we have also been on a journey of cost optimization and process enhancement. And moving forward, this will support our mission to protect margins despite softer customer spending. What matters in this environment is our ability to continue to generate strong margins and cash flows, deliver resilient returns to shareholders, and come out stronger.

Our first-quarter results demonstrate our ability to do this, and I believe that the combination of our strategy and cost actions will help to protect our business moving forward. As a result, we remain committed to returning at least $4 billion to shareholders in 2025.

Now, before I hand over to Stephane, let me quickly share our guidance for the second quarter and the rest of the year. Specific to the second quarter, assuming there is no further escalation of tariffs and that oil prices remain approximately at current levels, we expect revenue to be flat sequentially, excluding ChampionX, with an adjusted margin expansion between 50 to 100 basis points.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Looking at the full year, while a number of different scenarios could materialize, including tariffs and OPEC+ actions. Assuming oil prices remain similar to current levels, we expect flat to mid-single-digit revenue growth in the second half of the year compared with the first half, excluding ChampionX. This will be supported by a combination of the seasonal activity uptick, new startups in deepwater, and further growth in our digital and data center business. And under these conditions, we also expect further margin expansion.

Look, I know there is a lot of uncertainty in this market, but we have been here before. We’re operating from a strong position and have a clear priority of preserving margins while generating robust cash flows. Our broad exposure is providing resilience against uncertainty and short-cycle weakness, as we have seen in our results today. And I am confident that our people, our technology leadership, and our financial strength will clearly position us for long-term success. I now turn the call over to Stephane to discuss our financial results in more details.

Stephane Biguet - Schlumberger NV - Chief Financial Officer and Executive Vice President

Thank you, Olivier. And good morning, ladies and gentlemen. First quarter earnings per share, excluding charges and credits was $0.72. This represents a decrease of $0.03 when compared to the first quarter of last year.

We recorded $0.14 of charges during the quarter. This included $0.11 of charges in connection with our cost-out program that we initiated last year. And $0.03 of merger and integration charges related to the ChampionX and Aker Subsea transactions.

Overall, our first-quarter revenue of $8.5 billion decreased 3% year on year. International revenue decreased 5% year on year, largely driven by reduced activity in Mexico, Saudi Arabia, offshore Africa, and Russia. North America revenue increased 8% year on year due to higher digital and subsea production system sales, as well as strong growth in our data center infrastructure solutions.

Company-wide adjusted EBITDA margin for the first quarter was 23.8%, up 18 basis points year on year. Pretax segment operating margin was 18.3%, representing a 60 basis point decline year on year, as two of our four divisions experienced lower margins, partially mitigated by the effects of our cost-out program. As we navigate the current market dynamics, we will continue to exercise cost discipline, and we will align our resources with activity levels in the coming quarters as necessary to protect our margins and cash flows.

As it relates to tariffs, the evolving landscape clearly introduces uncertainty, which makes it challenging to fully assess their impact at this time. Broadly speaking, we are partially protected by our activity mix, with approximately 80% of our revenue derived from international markets, as well as by our diversified supply chain network that includes in-country manufacturing and local sourcing.

However, parts of our operations are still potentially exposed to increasing tariffs, primarily from imports of raw material into the US in our Production Systems division, as well as exports from the US, subject to retaliatory tariffs.

Under the current tariff framework, the majority of the impact is on import and export flows between the US and China. So, any resolution or conversely escalation between those two countries can significantly impact the tariffs we may be subject to.

While those discussions are taking place, we are taking proactive steps to mitigate the potential impacts. This includes reviewing how to further optimize our supply chain and manufacturing network, as well as diligently pursuing all applicable exemptions and drawbacks. We are also actively engaging with customers to recover tariff-induced cost increases through contractual adjustments.

We have made progress on all these fronts in the last two weeks, and we are stepping up those actions across the organization as we speak. As the second quarter progresses and ongoing trade negotiations continue, we will hopefully gain better visibility of where tariffs may settle and the extent to which we will be able to mitigate their effects on our business.

Let me now go through the first quarter results for each division. First quarter, Digital & Integration revenue of $1 billion increased 6% year on year, driven by 17% growth in Digital revenue. This growth was partially offset by lower APS revenue due to a temporary pipeline disruption that impacted production in our projects in Ecuador. While this issue has been resolved, it did cost us $0.01 of earnings in the quarter.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Digital & Integration margin of 30.4% expanded 380 basis points year on year, entirely due to improved profitability in Digital. Reservoir Performance revenue of $1.7 billion decreased 1% year on year as strong unconventional stimulation and intervention activity was offset by lower evaluation and exploration activity.

Margins of 16.6% declined 311 basis points as compared to the first quarter of last year due to the less favorable activity mix, as well as projects start-up costs.

Well Construction revenue of $3 billion declined 12% and margins declined 71 basis points year on year on significantly lower drilling activity. Mexico and Saudi Arabia alone represented approximately two-thirds of the revenue decrease.

Finally, Production Systems revenue of $2.9 billion increased 4%, while margins of 16.2% grew 197 basis points year on year. These results were driven by the resilience of our portfolio in production and recovery activities and were augmented by significant revenue growth in our data center infrastructure solutions business.

Now turning to our liquidity. During the quarter, we generated $660 million of cash flow from operations, a significant increase compared to the first quarter of last year. We generated positive free cash flow of $103 million, despite the payment of annual employee incentives and the seasonal increase in receivables due to continued capital discipline and working capital management. Despite the uncertain economic environment, we expect our cash flow generation to remain strong and to grow throughout the year, consistent with our historical trends.

Capital investments, inclusive of CapEx and investments in APS projects and exploration data were 557 million in the first quarter. For the full year, we are still expecting capital investments to be approximately 2.3 billion, excluding any impact from the anticipated closure of the ChampionX transaction.

Our net debt increased $2.7 billion sequentially to $10.1 billion. This increase largely reflects the $2.3 billion we spent on our accelerated share repurchase transactions during the quarter. This ASR transaction was completed in April and resulted in us reducing ultimately our shares outstanding by a total of 56.8 million shares. 47.6 million of its shares were received in the first quarter, while the remaining 9.2 million shares were received in April. The ASR transactions, together with the dividend increased announced last quarter, will allow us to meet our commitment to return a minimum of $4 billion to shareholders in 2025.

Let me conclude with an update on our pending M&A transactions. While these transactions are obviously taking more time to complete than initially anticipated, we are pleased with the progress made during the quarter and continue to work towards successful closure.

As it relates to ChampionX, as we announced a couple of weeks ago, the United Kingdom Competition and Markets Authority has agreed to consider our proposed actions to address their concerns as part of their Phase 1 review. We will continue our collaboration with the UK and other regulators towards an anticipated closing in the second quarter or early third quarter of 2025.

With respect to our other pending transaction, we now expect the divestiture of our interest in the Palliser APS project in Canada to close in the second quarter. I will now turn the conference call back to Olivier

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you, Stephane. I think, Megan, we are ready for taking the questions from the floor. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) David Anderson, Barclays.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Dave Anderson - Barclays Bank PLC - Analyst

So we’ve heard from a number of other service companies this week on the outlook, some have been more sobering than others. But I think we’re starting to frame sort of some of the potential outcomes for international North America for the rest of the year.

You said, upstream spending, you’re expecting to decline this year, but I was hoping you could maybe clarify a little bit how you see international North America from here at these oil prices. And how is the factor into your guide for mid-single-digit growth in the second half of the year in which you have a very different mix than your peers?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Absolutely. Thank you, Dave, for the question. Indeed, I would like to clarify. So as you know and as we have highlighted in the prepared remarks, global upstream spend will be down year-on-year and with a higher decline than originally anticipated. There is no argument against that, nor against the current public data independent of the tariff impact itself. It’s already slowing down.

What is important is how SLB is positioned against this backdrop. in NAM, we see more downside exposure in NAM than international market in this negative revision. But first, if we look at NAM and our position there, we are not tied to regional frac fleets.

And actually we are long in offshore, in digital, and in production in this market. And furthermore, we have a data center solution there. So I think if you look at it, our exposure here has been three factors due to the strategy we initiated about five years ago. And we’re reaping now the benefit of having better resilience against the short cycle exposure we have as part of NAM because our offshore production market exposure, digital, and now the new business. Even excluding the data center infrastructure solution, our year on year would have been going year on year, proving that resilient is in place for now.

Now, flipping to international, we see less exposure or less decline proportionally directionally than in North America as the resilience, as I said, of Middle East and Asia, including offshore, including unconventional, including gas, will continue to play a role into holding better this this market.

So we have the right exposure offshore. We have the right exposure in gas internationally, particularly on commercial. We are growing as you have seen our digital, and production and recovery remain the nice exposure we have across the globe, speaking of which, I believe that the upcoming acquisition and integration of ChampionX would not only enhance our resilience, but improve our mix in North America and give us further digital and further offshore exposure across the world as well.

So I feel good about where we are in this cycle. And I think, just wanted to reconcile a bit why we maybe have a differentiated performance going forward, we expect.

Dave Anderson - Barclays Bank PLC - Analyst

Great, thank you. Very much appreciated on the different mix here. I wanted to focus on one of your kind of core countries of Saudi Arabia. You mentioned it got off to a bit of a slow start this year. We recently heard another rig company just talked about another rig being dropped. Can you talk how you see Saudi playing out kind of from here for the rest of the year?

On the one hand, do you think conventional oil activity maybe picks up later this year with these OPEC barrels coming back in the market? And then you have the unconventional natural gas activity ramping up. So I guess I’m wondering, overall, should we start to see sort of more sustained growth from Saudi starting later this year and into 2026. A lot of moving parts here. If you could help us understand those.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you. Yeah, a lot of moving parts indeed. And I think again you have to set the clock back to what happened last year. I think, an adjustment of the ambition from 13 to 12 [MSC] that has led to a steep decline of activity that is translating into what we are seeing today year on year on our related activity.

Now, when it comes to this year and next, I think, indeed, the priority of the Kingdom clearly to stabilize production and to be able to respond to this OPEC+ pull as they materialize in the short term at least and to continue to execute that gas ambition to grow 40% their gas and beyond by 2030. And as such, the gas land and unconventional gas will remain a priority that we see and receive further activity increase.

Now, if they are pending further reduction to adjust to the level of activity to adjust to the commodity price, like other countries will do possibly. But I think directionally, the commitment to long-term gas, the commitment to maintain, and the activity that relates to maintaining this 12 million barrels [MSC] will indeed represent likely an uptick as we go into 2026 for Saudi.

So that’s what we expect. So yes, a lot of moving parts, but our exposure there is we love our position in Saudi. I was just recently with a few board members visiting the Kingdom, and I think we had the opportunity to measure firsthand, the engagement, I would say, the proximity we have and the feedback on our performance that is stellar. And I think we’re going to like to keep it that way and thank the team for what they are delivering under difficult market condition.

But yes, I think I believe that the worst is behind us in terms of decline, and if there is some adjustment this year, I believe that the gas-led growth will help us rebound going forward.

Operator

Scott Gruber, Citigroup.

Scott Gruber - Citigroup Inc - Analyst

I want to ask about what EBITDA margin level you think you can defend in a modestly weaker market year on year. Previously, with the cost restructuring, it sound like you were targeting to defend 25%. It looks like take a margin slightly north of 25% in the second half to get there this year. But do you think you can get the EBITDA margin back to the 25% level in the second half, excluding the impact of ChampionX.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think excluding the ChampionX and excluding escalation of tariffs, I think, I believe that if we assume that the conditions we have put out, with oil price remaining in check with approximately current level. And the guidance we gave on the growth in the second half. And the leverage we will have and the realization of our cost out program, the digital effect and the rest will have the ambition to grow our margin in the second half. And we’ll try to keep our ambition to approximately 25% for the full year.

That’s something that we will ambition. But the tariff is a big question mark. And I think if the tariff were to stay or escalate from where they are, obviously the impact you will have as Stephane described. I think will have — will represent a headwind to this marginal expansion in the second half.

Scott Gruber - Citigroup Inc - Analyst

I appreciate the color. And then turning to digital. How do you think about the cadence of digital growth in this environment? On the one hand, digital is obviously an efficiency enabler. I think in that vein it could accelerate, but on the other hand, there is some exploration spend, some

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

discretionary spend within the digital mix. How do you think about the resilience of digital growth in this environment? And should we continue to think about that high teens growth rate for the year?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think this remains our ambition. We believe that this secular trend of digital adoption in the industry is actually accelerating. Now, there will be some discretionary decision. There will be some pressure here and there. There will be some projects that will be reconsidered.

But overall I think we believe that the realization of the efficiency gain, both productivity for the — and effectiveness for the planning geoscience workflows and the direct impact on the performance of the cost of ownership or operational workflows, I think is still playing out and resonating very well for customers at the time they want to extract efficiency.

So against the global upstream CapEx, I think as we commented in the previous question that we declined year-on-year, we are still seeing mid-to high teens, clearly, growth into our digital business. driven by this secular trend that we are fully capturing.

Our technology strategy and our platform strategy is clearly playing out. And you have seen the diversity of the awards that we get different customers, different regions, geoscience operation progress we are making with many customers across the world.

Operator

Arun Jayaram, JPMorgan.

Arun Jayaram - JPMorgan Chase & Co - Analyst

Olivier, I was wondering if you could elaborate on SLB strategy kind of to diversify the portfolio beyond oil and gas. I think you mentioned you’re on pace to exceed maybe $1 billion of revenue this year versus, I think, $850 million last year, but maybe talk about some of the steps you’re taking there and some of the longer-term growth potential.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

No. Thank you, Arun. I think, yes, I think we have initiated about three to four years ago, a strategy with new energy. And I think the major aspect of that will continue to impact us in short term in three ways. First is CCS, where we took a position to acquire Capturi. And I think we have our SLB Capturi venture, I think, is the capture technology that I think we have four active projects and many projects in the field that will continue to materialize and create a growth pattern going forward.

So this, combined with our sequestration adjacent to the core capability in exploration and characterization of this reservoir sequestration capability, I think it’s leading to a visible growth on our CCS all in, and this will continue. So we don’t see the pattern slowing down. We see this as a long-term market position we want to continue to own and grow.

Geothermal, starting from commercial geothermal has been something that has been gaining more focused and more adoption for customers. And now there is a lot of pilots on new generation or next-generation geothermal that is being highly supported by the new administration, particularly in the U.S.

I believe this is also something that would continue to grow. And finally, I will mention, the lithium — direct lithium extraction where I think the pilots we have successfully completed last year. The first pilot at scale in the US, I think, is again resonating very well with the critical minerals priority of the current administration. And we see this in South America. We see this in Saudi, where we’re actually participating into a pilot as well.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

So this is successful. And separately you have seen that data center is something that we have used. I think the relationship, the engagement we had to position ourselves as a provider of manufacturing capability, manufacturing services, as well as modular cooling solutions for the data center. And the success is great. And I think I’m very pleased with the progress of the team.

We have a plant in Louisiana that is serving this business. And we have a large contract that we are fulfilling, and that has been an area of growth in North America. And we expect it to continue going forward this year and next clearly.

So yes, the ambition is to go from the $850 million plus to visibly more than $1 billion when we put all of this together. And we’re not expect it to slow in ‘26 but to continue to accelerate.

Arun Jayaram - JPMorgan Chase & Co - Analyst

Great. That’s helpful. Maybe my follow-up is for Stephane and just to maybe clarify some of the outlook comments. My team tried to estimate what your outlook comments would translate into 2025 EBITDA. We’re getting to somewhere between $8.4 billion to $8.5 billion. I don’t know, Stephane, if you could maybe give some color if that makes sense. And maybe the clarification is, how are you treating Palliser in some of the tariff-related impacts in terms of the full year outlook?

Stephane Biguet - Schlumberger NV - Chief Financial Officer and Executive Vice President

So Arun, we will stick with revenue only guidance for the rest of the year. As Olivier mentioned, the growth, assuming current oil price more or less stay at the current level. So we’ll stick with revenue. We think it’s premature to give you an EBITDA for the second half and hence, for the full year.

And some of the reason is indeed the tariff, the application of tariffs, we think giving you a number on tariff at this stage would not be useful for financial modeling, unfortunately, we’d love to, but it’s quite difficult. But as I said, we are partially shielded by domestic manufacturing and sourcing. But it is clear, if it stays that way, we will have an impact. We will try to mitigate it, and we are already doing that through optimization of supply chain and through ultimately trying to pass the impact to customers.

But what matters at the end is that we are still seeing margin expansion in the second quarter despite tariff being affected now, and this is to the tune of 50 to 100 basis points, as we mentioned for Q2 sequentially. And for the second half of the year, margin expansion, assuming again that oil prices stay more or less at this level, we will have growth in H2. And this will come with margin expansion, but quantifying that margin expansion in H1 to H2, it would not be the right thing for us to do today.

Arun Jayaram - JPMorgan Chase & Co - Analyst

Totally understand. Thanks a lot, Stefan.

Stephane Biguet - Schlumberger NV - Chief Financial Officer and Executive Vice President

Thank you.

Operator

Neil Mehta, Goldman Sachs.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Neil Mehta - Goldman Sachs Group, Inc - Analyst

So as you think about ChampionX, recognize there’s some limitations about, what you can say around this, but where are we in terms of the gating items at this point? It does feel like we’re in the end zone here, but curious — red zone, but curious what your perspective is on what remains outstanding and confidence around closing.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think as Stephane did comment on in his prepared remarks, I think we are very pleased with the progress we made very recently, partly the UK CMA authorities and obtained that they have accepted that we’re going to remedies extension of Phase 1 through remedies as it has been commented, and they have accepted remedies.

So we have now to work through these remedies and implement them as soon as that effectively we can. And that’s the reason why we have increased our confidence to conclude at the end of the quarter or early next quarter.

Now the other outstanding, I think Norway is known to be outstanding. And I think we have been engaged very effectively in the last few days and few weeks with the Norwegian Authority. And I believe as well that I think we are — as we commented, going to hopefully a resolution there. So that’s the reason why we maintain our confidence into the end of this quarter or early next quarter.

Neil Mehta - Goldman Sachs Group, Inc - Analyst

And Olivier, I would love you to share your thoughts on the macro, particularly from the supply side. You spent a lot of all around the world. Where do you expect activity if we’re in a lower commodity price environment to be dialed back? Or do you think it’s relatively price inelastic? Is there a price level at which point you see activity particularly cut back?

Just your perspective on the near-term macro? And then also your perspective on the long-term macro because you’ve had an underinvestment view that ultimately, long term, that’s going to catch up here, does this reinforce that?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I think starting with the long term, maybe, easier. I believe that the position of oil and gas to feed the energy mix of the world and progress — and driven by different demands, be it the global south, be it AI, be it electrification, I think will continue to pull for the long term. And this combined with the natural decline that is pressing on many basins as you’ve seen, will continue to call for replenishments and maintaining, if not increasing, the investment we see today.

So long term the view is intact. And I think the role of offshore to address this, the role of the commitment of execution to capacity expansion in the Middle East, the role of gas particularly to security of gas supply in Asia, and the development of unconventional international to address this, I think will continue to be the areas of growth that we foresee long term to remain. And I’m not talking about digital here.

But in short term, I think it’s very difficult to gauge. But I think generally speaking, the short-cycle activity will be the first exposed. And Americas has quite a few areas of short cycle, starting with the US land, and I think this will be the first that certainly will have the most impact.

Internationally, I think the resilience, as we mentioned, of Middle East, many countries are committed here relatively independent of oil price for their capacity expansion. And be it UAE, be it Kuwait and activity in some other part of the country around the Middle East will continue to stay and/or if not accelerate.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Asia, driven by energy security, will also have resilience driven by deepwater activity Offshore, deepwater activity there that is strong and not forget about China that is holding the activity because they base it on a 5-year plan, not necessarily on the oil price of today. So you combine all this, you still have quite a few exciting pocket of growth geographically.

And you have some secular trends in digital. You have increased production recovery. And you have unconventional internationally that will continue to be areas of growth. So yes, there are opportunities to capture and there are ways to offset the decline of the short term decline we’re expecting the total capex spend.

Operator

Roger Read, Wells Fargo.

Roger Read - Wells Fargo Securities, LLC - Analyst

Good morning. Maybe if we could, Olivier, just — you were mentioning deepwater there. We certainly — well, it didn’t sound like exploration was an uplift for you in Q1. We’ve certainly seen the industry start to lean into exploration a little more.

And I was just wondering if you could kind of take us around the world a bit on where we are seeing things pick up. I mean West Africa has looked good. Certainly, Latin America, ex-Mexico has continued to look pretty good in South America. And then I was just curious, anything else on that front.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah, I think the reserve replacement ratio is still what drives the IOCs and many large independents and some critical NOCs to continue to explore. And we have seen a rebound in commitment to exploration in the last 18 months that I don’t see changing directionally, although there will be some discussion taken by some customers. And we have to go one customer at a time to review this.

But directionally, I think the need for replacing reserve for mild measures and the need for developing long term oil long term gas play in Asia or in the offshore basin at large I think remains intact. And I think you are seeing it’s translating to FID that we expect to be panning up in ‘26, ‘27 that will impact subsea business going forward.

But yes, exploration is not over. And exploration takes two forms. I think three forms I would say. One is the near field exploration in mature basins, Gulf of Mexico, or even Brazil or the North Sea, including the Norwegian sector. And then you have the frontier basin, be it Namibia, be it Surinam, be it part of Asia, Indonesia particularly that have seen new fresh exploration investment.

And finally, you have the other way to explore, which is digital exploration. And I think this is what we are benefiting from as well, a lot of reprocessing, a lot of activity for data processing. And hence, we are exposed to those. So yes, I think that the exploration will remain healthy, but this year, may suffer from discretionary decision and from some lingering white space, as we call it, in deepwater.

Roger Read - Wells Fargo Securities, LLC - Analyst

Appreciate that. The other question I had, just because it was called out as part of this quarter, things softer in Russia. Ironically, there was an article in the press today implying that Russia activity was at a multiyear high in the first quarter. So a bit of a juxtaposition there. It’s just — if you could give us any more insights on what you’re seeing there?

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I think I will restrict the comment on Russia because we have taken this position to implement sanctions and critical control of our activity there. And this is what has led to a deep decline in Russia, and we expect this to continue as we continue to restrain and take every measure to sanction technology access and technical support to our team.

Roger Read - Wells Fargo Securities, LLC - Analyst

Appreciate that. Thank you.

Operator

Stephen Gengaro, Stifel.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Thank you and good morning, everybody. I was wondering as you talked about the outlook, and I was sort of focused on the production segment here, can you talk a little bit about your views on the resiliency of that business versus other parts of the company? And maybe even the margin stability or contribution to margin expansion you see coming from that segment as we go through the year?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

I mean I will not comment directionally on the margin. I think we don’t provide guidance on margins on our divisions. However, I think the strength of the Production Systems division, I think it stems from the adoption of this technology and the success we have in market position across the globe, both international and in North America. It has been a growing market in North America, US land particularly lately.

So I think we have a market share market gain, market position due to technology. We have fit technology. We have a unique electrical completion technology. We have — we are unlocking some efficiency in performance in artificial lift. And we have some success in subsea, partly in processing that is in combination giving us this distraction into this market. So that’s the first.

Secondly, I think, indeed, as you said, we expect that the long cycle side of this production system will be more resilient against this market uncertainty as we see it. And some of the short cycle, it’s all about performance.

If we maintain our performance as we have in the US land market, I think, we’ll maintain our market position or go against the tide and be able to grow in those markets. So I feel confident about the ability of the Production Systems to continue grow this year and to continue to gain market position or to leverage the long-cycle exposure particularly in deepwater for success.

So I feel confident, but I will not comment on the margin. We are confident that the team is executing very well and has — will contribute to protecting our margin and contribute to margin expansion going forward.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Great. And then the second question I have was around your confidence in free cash generation for the year. I mean, you’re obviously committed to returning a significant amount of cash. How do we think about you sort of stress testing that against the uncertain macro and sort of preservation of cash and balance sheet versus returning capital? Like is there a stage at which you slow that down or your confidence is pretty high?

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Stephane Biguet - Schlumberger NV - Chief Financial Officer and Executive Vice President

So first, thanks for the question, Stephen. So we did start the year on cash flow as we expected, even a bit better, as I mentioned. And we are still quite confident that it will follow the pattern we usually see every year, and it will increase significantly in the following quarters. And the second half is really when we make the majority of the free cash flow for the year.

So yes, you’re absolutely right. We do stress testing. H2 is uncertain, as we said, in a lower activity scenario, which is not the best case today, but in case commodity pricing drop further. We would actually expect headwinds on earnings to be partially offset by lower working cap requirements that would provide quite a buffer.

So in many cases, we believe actually, our free cash flow for the year will continue clearly to support our commitment of minimum $4 billion returns to shareholders. So we are confident on our cash flow. And we are confident that clearly, this commitment is not going to change.

Stephen Gengaro - Stifel Nicolaus and Company, Incorporated - Analyst

Great. Thank you.

Dan Kutz - Morgan Stanley - Analyst

Thank you.

Operator

Keith MacKey, RBC Capital Markets.

Keith Mackey - RBC Capital Markets - Analyst

Hi, good morning. Just wanted to start out maybe on the margins now. Olivier, without commenting on segment margins, specifically, certainly, we did see Production Systems and Digital up nicely year over year, which seem to support the business very well.

But can you just comment on the strategy from here relative to what you’re seeing in the cycle in terms of where ultimately the business goes relative to what we’re seeing as the cycle being a later cycle in the general oil and gas market? And just how you think that all plays out with the different segments and being a more across E&P life cycle business?

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. I believe the strategy we have, first and foremost, to continue to I think leverage the market position we have, the strategy we had in the NAM as I mentioned. I think it’s fit for this market condition going forward.

We believe that our exposure internationally, very diverse, broad exposure, both onshore and offshore and gas exposure, including unconventional, digital and production, as you mentioned, actually will continue to support and position us — I would call it position recovery, and I think that includes element of our Reserve Performance division as well as our Production Systems division.

I think, it will have resilience going forward. The drilling, as you have seen, I think, is more directly linked to the rig activity that I think in this uncertain environment has and will continue to be getting downward pressure. But I think from — as you commented earlier from the margin, we will continue to anticipate, take cost action, and continue to extract efficiency from our organization to partially offset this and continue to focus on maintaining our margins.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

So we believe that, as we said, the ambition remains intact to protect our margins with all the commentary and provision of oil price and tariffs. I think ambition remains intact that in this mix, we believe that digital growth and the growing success we have in Production System and containing the margin pressure on the Result Performance and Well Construction will results into maintaining and protecting our margin as much as we can, excluding tariffs as we come up with.

Keith Mackey - RBC Capital Markets - Analyst

Yeah. I appreciate the comments there. Maybe just one more on tariffs. I know the situation is certainly incredibly fluid. But does the guidance that you’ve provided imply a continuation of existing tariffs that are on or — or can you help us think about those pieces a little bit more?

Stephane Biguet - Schlumberger NV - Chief Financial Officer and Executive Vice President

Well, for the second quarter, absolutely, yes. It’s assuming current tariffs unchanged. But 50 to 100 basis point margin extension sequentially includes the current tariff framework. And again for the second half, it will depend on the final tariff framework which we all know will change in one way or another. So it will — the margin expansion will fluctuate based on that.

Keith Mackey - RBC Capital Markets - Analyst

Okay. Thanks very much.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Thank you.

Operator

Dan Kutz with Morgan Stanley.

Dan Kutz - Morgan Stanley - Analyst

Hey, thanks a lot. Good morning. So I was maybe hoping we could dig in a little bit deeper on new energy across your kind of five pillars and I guess, the — I don’t know if you want to call it the sixth pillar with the data center infrastructure.

But I think you guys have done a great job of quantifying the opportunities around data center infrastructure and kind of get the sense that among the five other pillars, CCUS is maybe the largest. But as you think about your $3 billion 2030 new energy revenue target, how do you think about the contributions across those five pillars. Where do you see kind of the more or less growth potential, more or less contribution? Any color you can share there would be great. Thank you.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Yeah. We’re not ready to — we are not here to comment as an update on our $3 billion ambition for New Energy. But indeed, I think CCS all in, as I call it, okay, both the sequestration and all the services, including digital that we have there will be a large component of that, okay, clearly.

Geothermal has quite a good momentum. And I think it’s too soon to say whether the unconventional, or next-generation geothermal being pursued both in Europe and in the US with the support of the authority everywhere, I think will unlock and give us the second leg of growth clearly, too early to say.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

The lithium, as I commented, I think, is a smaller opportunity, but I think it’s quite exciting. And we are getting a lot of inbound request to use the pilot and to test against the critical mineral ambition that many of our prospect customers have, be it a mining company or be it a few companies that are from oil and gas that are stepping into that business.

Hydrogen is more a next decade ambition that we have and the same for energy storage, I would say. And data center, I think the ambition we have is continue to consolidate and leverage the success we have with this engagement we have developed and success growth that we have developed and expand towards low carbon solutions that are the need for decarbonizing the power source of this data center as well as providing effective cooling and support some manufacturing capacity deployed and deliver these data centers.

We will have — at the end of this year, they’ve supported more than 15 data center solution across the US. So that’s quite something that we are proud of. So again, you can see all of this as a sum of business that it will grow at a higher rate than the oil and gas sector for the years to come. Hence, it is again adding to the to the resilience and to the ability we have to navigate a difficult time as we have today and keep extracting off or resilience across the future.

Dan Kutz - Morgan Stanley - Analyst

Awesome. That’s all really helpful. And then maybe a quick one just on the APS on the Asset Performance Solutions business. I’m sure the highest priority is kind of getting the Palliser deal across the finish line, but how do you think about the remainder of that portfolio. My understanding is the Ecuador asset, which is kind of fairly oil levered is the biggest remaining or perhaps only remaining component.

Is that something that you guys could potentially be divesting at some point in the future? Or is that an asset that you’re planning on keeping. Just wondering how you think about the APS portfolio moving forward following the Palliser transaction?

Stephane Biguet - Schlumberger NV - Chief Financial Officer and Executive Vice President

Yes. So indeed, following Palliser, we will only be left with Ecuador, and it will remain that way. And in Ecuador, we have three projects. And as we explained in the past, these projects are quite different from equity positions, such as we have in Canada. They are more like service contracts with the local NOC with the operator.

So you are actually closer to our core business here. The only difference, if I may say, is that we are paid in in production equivalent through a barrel instead of an invoice for services. So at this stage, we — it’s quite economic. These projects are providing a lot of cash flow for the company, they are providing good profitability.

So considering the nature of the projects, they are likely to stay at least for — they have a finite contractual term actually, which we can negotiate and extend with our customer. But at this moment, for the next few years, you have to assume they will stay within our portfolio.

Dan Kutz - Morgan Stanley - Analyst

Understood. Thank you both very much. I’ll turn it back.

Olivier Le Peuch - Schlumberger NV - Chief Executive Officer, Director

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways. First, while the market outlook remains uncertain, SLB is positioned to demonstrate resilience through our strategy leveraging our global reach, innovation capabilities, differentiated digital offering, diversification beyond oil and gas and disciplined cost management.

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APRIL 25, 2025 / 1:30PM, SLB.N - Q1 2025 Schlumberger NV Earnings Call

Second, we are confident in our ability to continue generating strong cash flows despite the evolving market dynamics and remain focused on protecting margins and committed to increase return to shareholders in 2025.

And finally, we look forward to creating value for our customers, partners and shareholders in the coming quarters. With this, I will conclude today’s call. Thank you all for joining.

Operator

This concludes today’s conference call. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May  15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.